

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

Mr. Thomas R. Butkus
Chairman, President & CEO
AJS Bancorp, Inc.
14757 South Cicero Ave.
Midlothian, IL 60445

  Re: AJS Bancorp, Inc.
    Registration Statement on Form S-1
    Filed June 7, 2013
    File No. 333-189171

Dear Mr. Butkus:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Business Strategy, page 3

2. Balance your presentation regarding your financial condition by discussing your recent history of losses. Also, balance your discussion regarding the change in your non-

performing assets from March 31, 2013 as compared to December 31, 2009 by disclosing that your March 31, 2013 total exceeded the year end totals in 2010 and 2011.

3. Balance your presentation regarding the growth in core deposits to note that overall deposits declined during the period.

4. Revise this section to inform investors that you are operating under a Formal Enforcement Order from the OCC.

5. Balance your disclosure in the third bullet point by discussing the impact on your equity value of an increase in rates, as noted in your disclosure on page 58 and 59.

Reasons for the Conversion and Offering, page 4

6. You state that one of the benefits of the conversion is likely to improve trading liquidation for your stock. Please balance this disclosure by discussing the fact that AJS has previously deregistered its stock, and has the ability to voluntarily deregister its shares and cease reporting if it has less than 1200 shareholders of record. Consider adding appropriate disclosure in your Risk Factors section as well.

How We Determined the Offering Range, page 6

7. Please revise your discussion of the peer group selection to provide the investor with additional information on the methods used by Keller & Co to select the peer group. In particular, please discuss Keller's reasons for selecting institutions with substantially larger asset sizes than AJS but which shared other characteristics that led Keller to determine that they were comparable for valuation purposes. We note the discussion of the selection methods on pages 37-50 of the appraisal.

The Exchange of Existing Shares of Old AJS Bancorp Common Stock, page 7

8. Revise this section to highlight for existing shareholders that the implied value of the shares exchanges at the minimum, midpoint and maximum, will be at a discount to the current company trading price.

Risk Factors, page 16

We are an emerging growth company, page 25

9. Since you state on page 92 that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), revise this risk factor to state that you have made the election instead of stating "if we decide" or "we are eligible" to take advantage of exemptions.

Dividend Policy, page 23

10. As required by Item 201(c)(1) disclose that you are prohibited from paying any dividends by an order of the Office of the Comptroller of the Currency unless you receive from OCC, in advance, a notice of no-objection.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Market Area, page 63

11. Please revise this section to provide additional information on the strength of your home market. In particular, since almost all of your loans are real estate related, please address the trends in the real estate market in your market area. For instance, according to RealtyTrac, Illinois has a foreclosure rate of 9.11 percent and that your home markets of Will and Cook County have the highest rates in Illinois.

Troubled Debt Restructurings, page 70

12. Please revise your disclosures related to Troubled Debt Restructurings to include the following:

- Quantify the amount of restructured loans by loan type, and aggregate the amounts in accrual and non-accrual status in the table on page 70;
- Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively); and
- Disclose your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status.

Allowance for Loan Losses, page 74

13. We note your allowance for loan loss roll-forward on page 74. We further note your line item titled "Net charge-offs (recoveries)." However, it appears that the balances presented with parentheses around them for this line item are all net charge-offs and not net recoveries. Please revise to provide consistent information.

Financial Statements, page F-3

Consolidated Statements of Operations, page F-4

14. We note your "Loss before income taxes" line item for the periods presented. However, we note that there are in fact earnings for the three month periods ending March 31, 2013 and 2012. Please revise to show "Income/(Loss) before income taxes" or another account name to best describe the earnings and losses before income taxes for the periods presented in these Statements.

Note 1 – Summary of Significant Accounting Policies, page F-8

Securities, page F-8

15. Please revise to disclose the basis on which the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings was determined in accordance with ASC 320-10-50-9. Please also ensure you have included all disclosures required by ASC 320-10-5.

Note 7 – Income Taxes, page F-26

16. We note you have recorded a partial allowance for your deferred tax assets. Please explain your basis for concluding that only a partial allowance is needed. Specifically tell us the facts and circumstances you used to determine whether each significant deferred tax asset was more likely than not to be realized. Tell us and revise to disclose the nature of the positive and negative evidence you considered in your determination, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred tax assets.

Note 11 – Fair Values, page F-29

17. We note your narrative disclosure on pages F-32 to F-33 stating the carrying amount of other real estate owned along with the related valuation allowances and write-downs.

Please tell us how these amounts agree with the carrying values displayed on the table on page F-32 and revise your filing as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Rosenbaum Cooper, Staff Accountant, at (202) 551-3396 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb, Staff Attorney, at (202) 551-3416 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

CC: Via Email
Alan Schick
Ben Azoff
Luse, Gorman, Pomerenk & Schick PC